MANEX RESOURCE GROUP INC.

Manex Resource Group

1550-1185 WEST GEORGIA STREET, VANCOUVER, BC V6E 4E6
TEL: 604-684-9384 FAX: 604-689-4546

06015413

July 13, 2006

RECEIVED
2006 JUL 21 P 2:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 – 5 St. NW
Washington, DC 20549

SUPPL

Dear Sirs:

**Re: Insider Report for Lawrence Page – Avalon Ventures Ltd.
File No. 82-4427**

We enclose for your records a copy of an Insider Report filed on behalf of Lawrence Page on the System of Electronic Disclosure for Insiders (SEDI) with respect to the trading of securities in Avalon Ventures Ltd.

Yours very truly,

MANEX RESOURCE GROUP INC.

Barb Fines

Per:
Barbara L. Fines
Corporate Secretary

PROCESSED
JUL 25 2006 E
THOMSON
FIN

dlw 7/24

/blf
Encl.

FILE NO. 82-4427

2006-07-11, 15:29:24, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	11000		
Filing date	2006-07-11		
Date of transaction	2006-06-27		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	10000		
Unit price or exercise price	1.20	Currency	Canadian Dollar
Closing balance of securities held	1000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next

2006-07-11, 15:27:47, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	21000		
Filing date	2006-07-11		
Date of transaction	2006-06-27		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	10000		
Unit price or exercise price	1.19	Currency	Canadian Dollar
Closing balance of securities held	11000		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Next

2006-07-11, 15:16:19, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	46000		
Filing date	2006-07-11		
Date of transaction	2006-07-07		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	75000		
Unit price or exercise price	0.20	Currency	Canadian Dollar
Closing balance of securities held	121000		
General remarks *(if necessary to describe the transaction)*	acquisition of shares through exercise of options		
Private remarks to securities regulatory authorities			

Next

2006-07-11, 15:15:12, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	21000		
Filing date	2006-07-11		
Date of transaction	2006-07-07		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	25000		
Unit price or exercise price	0.27	Currency	Canadian Dollar
Closing balance of securities held	46000		
General remarks *(if necessary to describe the transaction)*	acquisition of shares through exercise of options		
Private remarks to securities regulatory authorities			

Next

2006-07-11, 15:13:35, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Options Common

Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	175000		
Filing date	2006-07-11		
Date of transaction	2006-07-07		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	75000		
Equivalent number or value of underlying securities disposed of	75000		
Unit price or exercise price	0.20	Currency	Canadian Dollar
Conversion or Exercise price		Currency	Canadian Dollar
Date of expiry or maturity	2008-04-25		
Closing balance of securities or contracts held	100000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next

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Insider: Page.L **Issuer:** Avalon Ventures **Security:** Options Commo

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2006-07-11, 15:46:17, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Options Common

Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	200000		
Filing date	2006-07-11		
Date of transaction	2006-07-07		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	25000		
Equivalent number or value of underlying securities disposed of	25000		
Unit price or exercise price	0.2700	Currency	Canadian Dollar
Conversion or Exercise price		Currency	Canadian Dollar
Date of expiry or maturity	2007-03-12		
Closing balance of securities or contracts held	175000		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Next

2006-07-11, 15:11:25, EDT

Insider: Page.L **Issuer:** Avalon Ventures **Security:** Options Common

Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	200000		
Filing date	2006-07-11		
Date of transaction	2006-07-07		
Nature of transaction	52 - ~~Expiration of options~~ AMENDED.		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	25000		
Equivalent number or value of underlying securities disposed of	25000		
Unit price or exercise price	0.27	Currency	Canadian Dollar
Conversion or Exercise price		Currency	Canadian Dollar
Date of expiry or maturity	2007-03-12		
Closing balance of securities or contracts held	175000		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Next